File Number 082-02819

SEVERN TRENT

RECEIVED

2008 MAY 14 A 7:44

OFFICE OF INTERNATI... CORPORATE FIN...

9 May 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref. RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

08002556

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to linda.goodwin@stplc.com

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED

MAY 20 2008

THOMSON REUTERS

5/15

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	01-Apr-2008	✓				✓	Filed with SEC on 01 April 2008
353(ef) Register of Members	Co House Forms	01-Apr-2008		✓				
Trading Statement	Co House Forms	02-Apr-2008	✓				✓	Filed with SEC on 02 April 2008
Statement re Serious Fraud Office	SE Announcement	08-Apr-2008	✓				✓	Filed with SEC on 08 April 2008
Response to Ofwat Statement	SE Announcement	08-Apr-2008	✓				✓	Filed with SEC on 08 April 2008
88(2) - Various - 9,747shares	Co House Forms	14-Apr-2008		✓				
Director Declaration	SE Announcement	16-Apr-2008	✓				✓	Filed with SEC on 16 April 2008
Letter to Shareholders - Electronic Communications	Letter to Shareholders	18-Apr-2008			✓			
363a - Annual Return	Co House Forms	25-Apr-2007		✓				

File number 082-02819

Companies House

— *for the record* —

353(ef)

Register of members

Received for filing in Electronic Format on the: **03/04/2008**

XRKMCYKO

Company Number: **02366619**

Company Name in full: **SEVERN TRENT PLC**

RECEIVED
2008 MAY 14 A 7:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The register of members is kept at:

EQUINITI LIMITED ASPECT HOUSE
SPENCER ROAD
LANCING
WEST SUSSEX
BN99 6DA

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **01/04/2008** *Authenticated:* **Yes (E/W)**

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,481	2,248	4,581
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] Date 14/4/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited, Highdown House
Yeoman Way, Worthing West Sussex. BN99 3YY
ESP/Allotment Team/BOD/9198 Tel: 01903 833692 Fax: 01903 833277
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**2366619**
Company name in full	**SEVERN TRENT PLC**
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	04	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,281	156	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	823p	1172p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 9,747
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **9,747**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 14/4/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited, Highdown House	
Worthing, West Sussex. BN99 3YY	
ESP/Allotment Team/bod/9198 Tel: 01903 833692	 Fax: 01903 833277
DX number	DX exchange

File number 082-02819

SEVERN TRENT

RECEIVED

2008 MAY 14 A 7:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU
www.severntrent.com

Dear Shareholder

Important information regarding shareholder communications

A proposal was put forward and approved at the 2007 Annual General Meeting to amend the company's Articles of Association, allowing us to make communications available to you through our website or by post.

We now want to know how you want to receive shareholder information from us in the future.

Advantages of electronic communications
There are a number of advantages for you and us in using electronic communications:

- faster delivery of communications
- environmental benefits from reducing the use of paper and the energy required for publication and distribution
- cost benefits from reduced printing and postal delivery

As part of the company's electronic communications programme, we have taken this opportunity to review and refresh our corporate website. The new website will be launched in May 2008, in readiness for our preliminary results announcement on 5 June 2008.

Shareholder communications – your options
Please choose from one of the three options outlined below and listed on the enclosed Shareholder Communications Election Form:

Option 1 – receive email notification that shareholder communications are available to view on the Severn Trent Plc website

If you wish to view shareholder communications online and be advised **by email** when such communications have been placed on our website, you should either:

- visit www.shareview.co.uk and register your details online, or
- give your email address on the enclosed Shareholder Communications Election Form and return it by 23 May 2008.

If you have already elected to receive shareholder communications by email and wish to continue to do so, ***you do not need to take any further action*** *as your election will remain in force.*

Option 2 – receive paper notification that shareholder communications are available to view on the Severn Trent Plc website

We will publish shareholder documents on our website and will notify you by post when a new document is made available. We will continue to send any Notice of Meeting and a personalised Proxy Form to you in paper format by post. If you wish to choose this option and have not previously elected to receive shareholder communications by email, then **you do not need to take any further action.**

Option 3 – paper documents by post

If you wish to continue to receive shareholder information in paper form by post, you should complete the Shareholder Communications Election Form and return it by 23 May 2008.

Please note that if you do not return the Shareholder Communications Election Form before 23 May 2008, or do not register online before this date, you will be deemed to have elected for Option 2, i.e. to have consented to receive shareholder communications electronically via our website, with, unless you give or have previously given your email address for this purpose, a paper notification of their availability sent to you by post.

Notwithstanding any election, the company may, at its discretion, send any notification or information to shareholders in paper form.

Option to change your election

You may change your election at any time by contacting our registrar either at the address below, or, if you have registered online at www.shareview.co.uk, by amending your registration details.

Equiniti
Aspect House
Spencer Road
Lancing, West Sussex
BN99 6DA
Telephone: 0871 384 2967*

If you choose to receive shareholder communications in electronic form, you can still ask for a paper copy at any time.

Yours sincerely

Fiona B Smith

Fiona Smith
Group General Counsel and Company Secretary

*Calls to these numbers will be charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

File number 082-02819

Shareholder Communications Election Form

Shareholder reference:

Option 1 – receive email notification that shareholder communications are available to view on the Severn Trent Plc website

If you choose this option, you may visit **www.shareview.co.uk** and register your details online. There is **no need to return this form** if you register your details in this way.
Alternatively, if you tick the box below and give your email address, our registrar will register your details for you.

☐ Please tick this box and print your email address below in BLOCK CAPITALS.

If you have ticked the box above, please detach and **return this form** before 23 May 2008.
By ticking this box and providing your email address you will have agreed to join the Shareview service and to accept its terms and conditions. These can be found online at **www.shareview.net/terms**

Option 2 – receive paper notification that shareholder communications are available to view on the Severn Trent Plc website

If you choose this option **you need take no further** action. We will let you know by post whenever shareholder communications are available to view on the website.

Option 3 – paper documents by post

☐ Please tick this box if you wish to continue to receive shareholder communications in paper form by post and detach and **return this form** before 23 May 2008.

0815-031-0

Please tear here to separate

Please tear here to separate

Explanatory notes to the Shareholder Communications Election Form

1. In the event that specific software is required to access documents or information sent by email or placed on the company's website, it will be made available via our website without charge.
2. When sending or supplying documents or information by electronic means, the company's obligation is satisfied when we transmit the relevant electronic communication to the electronic address we have on file. We cannot be held responsible for any failure in transmission beyond our control.
3. The company takes all reasonable precautions to ensure that no viruses are present in any communication we send out but we cannot accept responsibility for loss or damage arising from the opening or use of any email or attachments from us and we recommend that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by us (or our registrar), including the lodgement of an electronic proxy form, that is found to contain any virus may not be accepted by us. Every effort will be made to inform the shareholder of the rejected communication.

BUSINESS REPLY SERVICE
Licence No. SEA 9443

2

Equiniti
SEA 9443
Aspect House
Spencer Road
LANCING
BN99 6EF

File number 082-02819

Bulk. 030072130

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2366619

Company Name in full Severn Trent Plc

Date of this return

The information in this return is made up to

Day		Month		Year			
0	1	0	4	2	0	0	8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day Month Year

Registered Office

Show here the address **at the date of this return.**

2297 Coventry Road

Any change of registered office must be notified on form 287

Post town: Birmingham

County / Region:

UK Postcode: B26 3PU

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

If the code number cannot be determined, give a brief description of principal activity

SATURDAY

APM8FZ7E

A04 26/04/2008 95

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept: Equiniti Limited, Aspect House, Spencer Road

Post town: Lancing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept:

Post town:

County / Region: — UK Postcode:

Company type

Company type	
Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

Name

* Style / Title: Mrs

Forename(s): Kerry Ann Abigail

Surname: Porritt

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Address ††: Brushwood House, 22 Clarence Road

Post town: Great Malvern

County / Region: Worcestershire — UK Postcode: WR14 3EH

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Register of members

If the register of members is not kept at the registered office, state here where it is kept

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept

Post town

County / Region | UK Postcode

Company type

Please tick the appropriate box

- Public limited company ☐
- Private company limited by shares ☐
- Private company limited by guarantee without share capital ☐
- Private company limited by shares exempt under section 30 ☐
- Private company limited by guarantee exempt under section 30 ☐
- Private unlimited company with share capital ☐
- Private unlimited company without share capital ☐

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address ☐

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Name

* Style / Title: Mrs

Forename(s): Fiona Brown

Surname: Smith

Address ††: The Little Rectory ✓

Post town: Whilton

County / Region: Northamptonshire UK Postcode: NN11 2NU

Country:

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Dr
Date of birth (Day Month Year)	22 11 1964
Forename(s)	Anthony John
Surname	Ballance
Address †† [ ]	Chapel House, 71 Top Street
Post town	Appleby Magna
County / Region	Swadlincote
UK Postcode	DE12 7AH
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Dr
Date of birth (Day Month Year)	09 03 1942
Forename(s)	Bernard
Surname	Bulkin
Address †† [ ]	34 Hodford Road
Post town	London
County / Region	
UK Postcode	NW11 8NN
Country	
Nationality	British/US
Business occupation	Company Director

BLUEPRINT 2000

Company No 2366619

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	22 07 1948
Forename(s)	Richard Harding
Surname	Davey
Address †† [ ]	Rockalls Hall, Polstead
Post town	Colchester
County / Region	Essex
UK Postcode	CO6 5AT
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Sir
Date of birth (Day Month Year)	07 11 1939
Forename(s)	John Leopold
Surname	Egan
Address †† [ ]	4 Mill Street
Post town	Warwick
County / Region	
UK Postcode	CV34 4HB
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 2366619

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	25 11 1957
Forename(s)	Martin Joseph
Surname	Houston
Address ††	Locksley, 3 Shalford Road
Post town	Guildford
County / Region	Surrey
UK Postcode	GU4 8AA
Country	England
Nationality	British
Business occupation	Managing Director/Executive Vice President

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Mr
Date of birth (Day Month Year)	30 12 1952
Forename(s)	Martin James
Surname	Kane
Address ††	241 Warwick Road
Post town	Kenilworth
County / Region	Warwickshire
UK Postcode	CV8 1FB
Country	
Nationality	British
Business occupation	Civil Engineer

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of birth (Day Month Year): 0 7 0 1 1 9 6 0

Forename(s): Martin James

Surname: Lamb

Address ††: Packwood Hall, Glasshouse Lane, Packwood

Post town: Solihull

County / Region:

UK Postcode: B94 6PU

Country: United Kingdom

Nationality: British

Business occupation: Director of Companies

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title: Mr

Date of birth (Day Month Year): 1 8 1 0 1 9 5 6

Forename(s): Michael James Edward

Surname: McKeon

Address ††: Mandaleigh, 5 Priest's Paddock, Knotty Green

Post town: Beaconsfield

County / Region: Buckinghamshire

UK Postcode: HP9 1YL

Country:

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	Baroness
Date of birth (Day Month Year)	23 06 1949
Forename(s)	Sheila Valerie
Surname	Noakes
Address ††	Church House, High Street
Post town	Goudhurst
County / Region	
UK Postcode	
Country	United Kingdom
Nationality	British
Business occupation	Chartered Accountant

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of birth (Day Month Year)	20 09 1960
Forename(s)	Andrew Patrick
Surname	Smith
Address ††	Park House, 10 Manor Park, Ruddington
Post town	Nottingham
County / Region	
UK Postcode	NG11 6AS
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

> Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
> You must provide a "full list" of all the company shareholders on
- The company's first annual return following the incorporation,
- Every third annual return after a full list has been provided

> List the company shareholders in alphabetical order or provide an index
> List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Shareholder Register maintained by Equiniti Limited Address: Aspect House, Spencer Road, Lancing, West Sussex UK postcode: BN99 8AH	£0.97894736 ORDINARY Shares Held 234,604,315		
Name: Address: UK postcode:			
Name: Address: UK postcode:			

Severn Trent Plc
Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included In Cons. Accounts.	Year End
94	Severn Trent Metering Services Limited	100 000%			England	Yes	31/03/2009
95	Severn Trent Select Limited	100 000%			England	Yes	31/03/2009
96	Severn Trent Retail and Utility Services Limited	100 000%			England	Yes	31/03/2009
97	Complete Credit Management Limited	100 000%			England	Yes	31/03/2009
98	UKTalks Limited	99 998%	100 000%		England	Yes	31/03/2009
99	Severn Trent Services Limited	100 000%			England	Yes	31/03/2009
100	Severn Trent Services Purification Limited	100 000%			England	Yes	31/03/2009
101	Severn Trent US Finance (2) Del LLC	100 000%			United States	Yes	
102	Tetra Europe Limited	100 000%			England	Yes	31/03/2009
103	Severn Trent Systems Limited	100 000%			England	Yes	31/03/2009
104	Procis Software Limited	100 000%			England	Yes	31/03/2009
105	Severn Trent US Funding Management Limited	100 000%			England and Wales	Yes	31/03/2009
106	Severn Trent Laboratories Limited	99 996%	100 000%		England	Yes	31/03/2009
107	City Analytical Services Limited	100 000%			England	Yes	31/03/2009

Severn Trent Plc
Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included in Cons. Accounts.	Year End
75	Severn Trent Services (Del) Inc	100 000%			United States	Yes	
76	Excel Technologies International, Inc	100 000%			United States	Yes	
77	Severn Trent DeNora, LLC	70 000%			United States	Yes	
78	Severn Trent DeNora (TEXAS), LLC	100 000%	70 000%		United States	Yes	
79	Severn Trent DeNora, Srl	100 000%	70 000%		Italy	Yes	
80	Severn Trent Environmental Services, Inc	100 000%			United States	Yes	
81	Barefoot Bay Propane Gas Company Inc	100 000%			United States	Yes	
82	Severn Trent Services, Inc	100 000%			United States	Yes	
83	Severn Trent Water Purification, Inc	100 000%			United States	Yes	
84	Capital Controls India Private Limited	50 000%			India	Yes	
85	Severn Trent Services de Mexico, S A de C V	99 000%	100 000%		Mexico	Yes	
86	Severn Trent Services de Mexico, S A de C V	1 000%	100 000%		Mexico	Yes	
87	Severn Trent Services Finance Limited	100 000%			England and Wales	Yes	31/03/2009
88	Severn Trent (W&S) Limited	1 000%	100 000%		England	Yes	31/03/2009
89	Severn Trent Holdings NV	100 000%			Belgium	Yes	
90	Severn Trent Water Purification Spa	100 000%			Italy	Yes	31/03/2008
91	Severn Trent Services Holdings Limited	100 000%			England	Yes	31/03/2009
92	Aztec Environmental Control Limited	100 000%			England	Yes	31/03/2009
93	Severn Trent Laboratories Limited	0 004%	100 000%		England	Yes	31/03/2009

Severn Trent Plc
Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included In Cons. Accounts.	Year End
57	Severn Trent SSPS Trustees Limited	100 000%			England	Yes	31/03/2009
58	Severn Trent US Finance (1) Del LLC	100 000%			United States	Yes	
59	SmartMeter Limited	100 000%			England	Yes	31/03/2009
60	ST Corporate Director Limited	100 000%			England	Yes	31/03/2009
61	The Litigation Services Company Limited	100 000%			England	Yes	31/03/2009
62	Severn Trent Enterprises Limited	100 000%			England	Yes	31/03/2009
63	East Worcester Water Limited	0 000%	100 000%		England	Yes	31/03/2009
64	Severn Trent (W&S) Limited	0 000%	100 000%		England	Yes	31/03/2009
65	Severn Trent Corporate Holdings Limited	0 000%	100 000%		England	Yes	31/03/2009
66	Severn Trent Holdings NV	0 000%	100 000%		Belgium	Yes	
67	Severn Trent Overseas Holdings Limited	0 000%	100 000%		England	Yes	31/03/2009
68	Severn Trent Services Holdings Limited	0 000%	100 000%		England	Yes	31/03/2009
69	Severn Trent Systems Limited	0 000%	100 000%		England	Yes	31/03/2009
70	Severn Trent Utilities Finance Plc	0 002%	100 000%		England	Yes	31/03/2009
71	Severn Trent European Finance Limited S a r l	100 000%			Luxembourg	Yes	31/03/2006
72	Severn Trent Overseas Holdings Limited	100 000%			England	Yes	31/03/2009
73	Derwent Insurance Limited	100 000%			Gibraltar	Yes	31/03/2008
74	Severn Trent (Del) Inc	100 000%			United States	Yes	

Severn Trent Plc

Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included In Cons. Accounts.	Year End
38	Severn Trent Services International Limited	100 000%			England	Yes	31/03/2009
39	Severn Trent Utility Services Limited	100 000%			England	Yes	31/03/2009
40	Cognica Limited	49 999%			England	Yes	31/03/2006
41	Severn Trent Water Limited	100 000%			England	Yes	31/03/2009
42	Achilles Group Limited	1 667%			United Kingdom	Yes	
43	Biogas Generation Limited	100 000%			England	Yes	31/03/2009
44	East Worcester Water Limited	100 000%			England	Yes	31/03/2009
45	Severn Trent Power Generation Limited	100 000%			England	Yes	31/03/2009
46	Severn Trent Reservoirs Limited	100 000%			England	Yes	31/03/2009
47	Severn Trent Utilities Finance Plc	99 998%	100 000%		England	Yes	31/03/2009
48	UKTalks Limited	0 002%	100 000%		England	Yes	31/03/2009
49	Umbria Due Servizi Idrici Scarl	1 000%	64 000%		Italy	Yes	31/12/2008
50	Severn Trent Corporate Holdings Limited	100 000%			England	Yes	31/03/2009
51	Severn Trent GPS Trustees Limited	100 000%			England	Yes	31/03/2009
52	Severn Trent Home Services Limited	100 000%			England	Yes	31/03/2009
53	Severn Trent MIS Trustees Limited	100 000%			England	Yes	31/03/2009
54	Severn Trent Pension Scheme Trustees Limited	100 000%			England	Yes	31/03/2009
55	Severn Trent PIF Trustees Limited	100 000%			England	Yes	31/03/2009
56	Severn Trent QUEST Limited	100 000%			England	Yes	31/03/2009

Severn Trent Plc
Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included In Cons. Accounts.	Year End
20	C2C Group Limited	100 000%			England	Yes	31/03/2009
21	C2C Services Limited	80 000%			England	Yes	31/03/2009
22	C2C Telecoms Limited	100 000%			England	Yes	31/03/2009
23	C2C Utilities Limited	100 000%			England	Yes	31/03/2009
24	C2C Water Services Limited	100 000%			England	Yes	31/03/2009
25	Cara Utilities Limited	100 000%			Ireland	Yes	
26	Severn Trent Africa (Pty) Ltd	100 000%			South Africa	Yes	
27	Severn Trent Italia SpA	100 000%			Italy	Yes	31/03/2008
28	Baltea Impianti Depurazioni Srl	100 000%			Italy	Yes	31/03/2008
29	Iseco SpA	80 000%			Italy	Yes	31/03/2008
30	Evancon Services, srl	24 000%	19 200%		Italy	Yes	31/12/2007
31	ISE Ingegneria Servizi Energetici SrL	24 500%	34 303%		Italy	Yes	
32	La Biodepuratrice SpA	100 000%			Italy	Yes	31/03/2008
33	ISE Ingegneria Servizi Energetici SrL	9 803%	34 303%		Italy	Yes	
34	Umbria Due Servizi Idrici Scarl	3 000%	64 000%		Italy	Yes	31/12/2008
35	Umbria Due Servizi Idrici Scarl	60 000%	64 000%		Italy	Yes	31/12/2008
36	Servizio Idrico Integrato	25 000%	16 000%		Italy	Yes	31/12/2008
37	Severn Trent Wasser und Abwasser GmbH	100 000%			Germany	Yes	

Severn Trent Plc
Schedule 5 – 'Subsidiary undertakings' and 'Holdings in Subsidiary undertakings'

Line No	Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Classification	Country of Incorporation	Included In Cons. Accounts.	Year End
1	Severn Trent Plc				England	Yes	31/03/2009
2	Severn Trent Finance Holdings Limited	100 000%			United Kingdom	Yes	31/03/2009
3	Severn Trent Luxembourg Overseas Holdings SA	100 000%			Luxembourg	Yes	
4	Severn Trent Luxembourg Holdings SA	100 000%			Luxembourg	Yes	
5	Severn Trent Luxembourg Finance SA	100 000%			Luxembourg	Yes	
6	Severn Trent Luxembourg Overseas Finance SA	100 000%			Luxembourg	Yes	
7	Severn Trent Finance Limited	100 000%			United Kingdom	Yes	31/03/2009
8	Severn Trent Financing and Investments Limited	100 000%			United Kingdom	Yes	31/03/2009
9	Severn Trent Holdings Limited	100 000%			England and Wales	Yes	31/03/2009
10	Elypse Limited	100 000%			England	Yes	31/03/2009
11	Reputa Limited	100 000%			England	Yes	31/03/2009
12	Severn Trent (W&S) Limited	99 000%	100 000%		England	Yes	31/03/2009
13	Charles Haswell and Partners Limited	100 000%			England	Yes	31/03/2009
14	Coast to Coast Holdings Limited	80 000%			England	Yes	31/03/2009
15	Coast to Coast Water Limited	100 000%	80 000%		England	Yes	31/03/2009
16	Debeo Debt Recovery Limited	100 000%			United Kingdom	Yes	31/03/2009
17	Gunthorpe Fields Limited	100 000%			England	Yes	31/03/2009
18	Severn Trent Services International (Overseas Holdings) Limited	100 000%			England	Yes	31/03/2009
19	C2C Energy Limited	100 000%			England	Yes	31/03/2009

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	02 11 1961
Forename(s)	Antony Paul
Surname	Wray
Address ††	26 Pine Close, Stoke Golding
Post town	Nuneaton
County / Region	
UK Postcode	CV13 6EB
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
Address ††	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

Company No 2366619

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 97 17/19	234,604,315	£229,665,274 81
Totals	234,604,315	229,665,274 81

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] Date

† Please delete as appropriate

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies Cheques should be made payable to **Companies House**

This return includes 1 continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

BLUEPRINT 2000

FORM ML8 (03/07)
CDROM

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 2366619

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 29/04/08. TO ORDER A COPY OF THE BULK LIST ON CD ROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

END